

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2022

Ronald Ballschmiede
Chief Financial Officer
STERLING CONSTRUCTION CO INC
1800 Hughes Landing Blvd
The Woodlands, Texas 77380

Re: STERLING CONSTRUCTION CO INC
Form 8-K filed on March 1, 2022
Form 10-K/A as of December 31, 2021
Filed on March 24, 2022
File No. 001-31993

Dear Mr. Ballschmiede:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction